October 4, 2018

Travis Stice
Chief Executive Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, TX 79701

       Re: Diamondback Energy, Inc.
           Registration Statement on Form S-4
           Filed September 13, 2018
           File No. 333-227328

Dear Mr. Stice:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that Article XII of the Amended and Restated Certificate of Incorporation for
       Diamondback Energy, Inc. includes an exclusive forum provision requiring that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the actions described in the article, including any "derivative action." Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
 Travis Stice
Diamondback Energy, Inc.
October 4, 2018
Page 2


         In addition, under an appropriately titled risk factor and in the Comparison of Rights of
         Diamondback and Shareholders of Energen, please describe the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.
Material U.S. Federal Income Tax Consequences of the Merger, page 168

2. We note that you have filed "short-form" tax opinions as Exhibits 8.1 and 8.2. Please revise to clearly state that the disclosure in this section is the opinion of the respective counsels, identify each material tax consequence being opined upon and identify the tax counsels rendering each opinion. For guidance, refer to Section III.B.2 of Staff Legal
         Bulletin No. 19.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any questions.



FirstName LastNameTravis Stice                                  Sincerely,
Comapany NameDiamondback Energy, Inc.
                                                                Division of
Corporation Finance
October 4, 2018 Page 2                                          Office of
Natural Resources
FirstName LastName